Law Office of Gary A. Agron

5445 DTC Parkway, Suite 520

Englewood, Colorado 80111

June 2 2 , 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attn: Jeffery Reidler, Assistant Director

RE:

JMG Exploration, Inc.

File Number 333-120082

Dear Mr. Reidler:

On behalf of JMG Exploration, Inc. (the "Company" or “JMG”) and in response to the Staff's letter to us dated April 28, 2005, we are forwarding for filing concurrently herewith Amendment Number 2 to our Registration Statement on Form SB-2. The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letter.

Prospectus Summary, Page 2

General

1.

Describe, if material, actual costs you are obligated to pay JED Oil, Inc. as part of your technical services agreement, that are over and above the cost of performing actual services. Examples would be management fees or other fees for each well drilled over and above the actual costs to drill the well and management fees in addition to the cost to actually operate wells once they have gone on production, and any other similar fees.

Our agreement with JED provides only for the payment of its actual costs incurred on our behalf.

Risk Factors, page 4

2.

Consider adding a new risk factor that states that you currently have no proved oil and gas reserves and disclose the ramifications on your company if you do not discover any oil and gas reserves in the future.

We added language indicating that we have no current reserves to the heading of the second risk factor on page 5 which already addresses the ramifications of not discovering oil and gas reserves in the future.

Management’s Discussion and Analysis or Plan of Operations, page 14

Financial Operation Overview, page 15

3.

You have disclosed the year-end price of natural gas in $/gigajoule. The petroleum industry commonly uses prices for natural gas expressed as $/Mcf or $/MMBtu and which investors are used to seeing. We suggest you revise your document to disclose the price of natural gas in either of these terms for clarity purposes. If you disclose natural gas prices as a function of Btu’s, also provide a conversion factor for average Btu values per Mcf of natural gas.

We have revised the disclosure to state the year-end prices of natural gas in Mcf.

Contractual Obligations and Commitments, pages 19-20

4.

Please revise your contractual obligation disclosure to include a discussion of the Exploration and Development agreement discussed on page F-15 of the notes to the financial statements.

We have revised the disclosure as requested.

Business, page 21

Exploratory Projects, page 23

5.

We note your statement that you intend to concentrate your efforts on oil and natural gas projects that carry a relatively high risk of failure but offer significantly high rewards, However, reconcile this with the fact that two of your farm-in projects appear to be located in relatively mature fields that have been developed for a number of years and, therefore, probably would not offer significantly higher rewards or consider removing the statement.

Whenever possible we select prospects that are close to infrastructure and existing wells. Despite the fact that certain of our prospects are in close proximity to relatively mature fields, all such projects still carry significant risks and meet our criteria for potentially high rates of return.

 Use of seismic and other data in site selection, page 23

6.

Consider balancing your disclosure with the fact that the use of seismic data and other technologies and the study of producing fields in the same area will not enable you to know conclusively prior to drilling and testing whether oil or natural gas will be present or, if present, it will be in sufficient quantities to recover drilling and completion costs or to be economically viable.

 We expanded the disclosure as requested.

Selection of prospects, page 23

7.

We note a November 16, 2004 press release by Fellows Energy Ltd stating that it had signed a joint venture agreement with Denver-based JMG Exploration Inc. to drill its Weston County in Wyoming and Gordon Creek in Utah projects. The release also said that under the agreement, JMG will receive a 50 percent interest in exchange for incurring $2 million in exploration and drilling expenditures on the two projects by November 7, 2005. In addition, JMG advanced $1.5 million to Fellows in the form of a short-term loan. As this appears to be material information you should include it in your prospectus.

We have updated the disclosure regarding this prospect in accordance with the staff’s comments..

Oil and Natural Gas Properties Under Development, page 23

Hooligan Draw, page 23

8.

You reference the Timber Draw 1-AH well located one-half mile from your prospect well and you note that it flowed 16,000 barrels of oil. Disclose the current status of the well and if the well is still producing and if so at what rate. If the well produced a cumulative amount of 16,000 barrels of oil disclose that this is not an economic amount of oil as it would not pay for the current costs to drill a well to that depth.

We have revised the disclosure to indicate that this well has subsequently been determined to be uneconomic and has been shut in.

9.

Update the status of the Hooligan Draw well that you paid $1,250,000 to JED to drill. Did the estimated cost of $1,000,000 to drill the well include any management or operator fee to JED? If so, this amount should be disclosed.

The payment to JED was only to reimburse for actual costs incurred by JED on our behalf and did not include any fees.

Fiddler Creek, page 24

10.

Disclose the current producing rate from the Fiddler Creek field and how many wells are on production.

We have revised the disclosure to indicate that we have decided not to proceed with this prospect.

Cutbank – Montana, page 27

11.

 Disclose the current producing rate from the Cutbank field and how many wells are on production.

We have revised the disclosure to indicate that our work programs and production evaluation work resulted in no commercial quantities of oil and we have abandoned all planned activities in the area.

Underwriting, page 44

12.

Please expand the discussion to provide additional information concerning the timing of the offer to JED stockholders, when it will terminate, and the general offer commence. In addition, please clarify the extent to which the disclosure will be updated to reflect the extent to which JED stockholders purchased shares in this offering.

We have revised the discussion to indicate that we intend to distribute to the JED stockholders who reside in states in which we have filed blue sky applications, a letter from JMG and an indication of interest postcard to be completed by the JED shareholder and returned to our underwriter, if he or she has an interest in purchasing JMG units.  We have included the letter and the card as an exhibit to the Registration Statement filed herewith.

Based upon receipt of indication of interest cards, immediately following effectiveness, our underwriter will contact the JED shareholders who have expressed an interest in purchasing JMG units (just as they contact their own customers and their syndicate members).  Those interested in purchasing units will be sent a final prospectus and a confirmation.  There will be no specific amount of time set aside for the JED shareholders to decide on purchasing units.  They will be treated the same way as the underwriter’s clients and syndicate members.  As with any firm commitment offering, the offering will close at T plus three days following effectiveness.  Accordingly, there will no updated disclosure regarding the number of shares purchased by the JED shareholders.

 Notes to Financial Statements

7. Related Party Transactions, page F-l4

13.

It appears that your discussion of unpaid related party payables does not agree to the balance sheet. As such, please revise your disclosure to ensure that all material related party transactions are discussed.

We have revised the disclosure as requested.

Exhibits

14.

We note your response to comment 80 and reissue the comment. Please file the revised legal opinion as an exhibit.

We have filed the revised legal opinion as exhibit 5.1.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron